

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Alyssa J. Rapp
Chief Executive Officer
HWEL Holdings Corp.
1001 Green Bay Rd, #227
Winnetka, IL 60093

> **Re: HWEL Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 13, 2023**
> **File No. 333-271952**

Dear Alyssa J. Rapp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Q: What conditions must be satisfied to complete the Business Combination?, page xviii

1.   We note your response to prior comment 7 and reissue in part. Please further revise to clarify that you may not waive the condition of "no law or order" prohibiting the transaction or advise. Please also identify any other conditions which the parties would be unable to waive.

Pubco, page 1

2.   We note your revised disclosure in response to prior comment 9 that Nasdaq listing is a closing condition that could be waived by the parties without recirculation or resolicitation. Please provide us with your analysis as to why recirculation or

resolicitation would not be required if this condition was to be waived. Please include in your analysis why the stockholders of HWEL and Starton would not view the listing on Nasdaq as a material part of their voting or investment decision.

Organizational Structure, page 8

3.   In an appropriate location, disclose when and under what circumstances the Exchange Shares will be exchanged for shares of Pubco Class C Common Stock and when and under what circumstances will the Pubco Class C Common Stock be redeemed for Pubco Class A Common Stock.

Prior Disclosures, page 9

4.   Please include risk factor disclosure explaining the potential risks to investors arising from the claims made by Starton's Chief Executive Officer on the "Unicorn Hunters" Television Program on June 7, 2021. Your risk factor should include a discussion of any steps Starton has taken to remediate these representations and clarify that Starton's investigational reformulation of Revlimid will require clinical testing and may never be approved by the FDA or comparable foreign regulators.

Selected Unaudited Pro forma Condensed Combined Financial Information, page 21

5.   Please explain to us why you are presenting a no redemption scenario in your summary pro forma information given that your disclosures throughout the filing indicate a minimum of 8,625,000 shares will be redeemed.

Conditions to the Closing of the Business Combination, page 80

6.   We note your disclosure that it is a condition to the closing of the Business Combination that immediately after the Closing, the Starton Shareholders shall own a number of voting shares of Pubco representing, in the aggregate, no less than 51% of the total voting power of all issued and outstanding shares of Pubco. We also note from your response to comment 12 that approximately 50% to 60% of Starton's outstanding shares are believed to be held by Canadian shareholders and that Canadian shareholders may elect to receive Exchange Shares in ExchangeCo. Given that portion of your response, please tell us how this condition to closing would be satisfied and revise your disclosure as appropriate.

Background of the Business Combination, page 88

7.   We note your disclosure that the valuation and consideration in the March 21, 2023 amended letter of intent was based on HWEL's understanding of Starton's clinical protocols and "other things." Please disclose any other specific factors that led to the changes in the total proposed consideration over the course of your negotiations related to the Business Combination.

8.   We note from your revised disclosure in response to prior comment 18 that Healthwell's initial proposal of a valuation of $375 million for Starton was provided by SAP and based

on a select discounted cashflow valuation methodology that was performed by a reputable third party in connection with a previous proposed transaction involving Starton to which Heathwell was not a party. Please provide the relevant disclosure regarding the third party as required by Item 4(b) of Form S-4, including the identity of the third party and also disclose the reasons for how the Healthwell board determined to rely on this valuation for purposes of its initial negotiations with Starton.

9. We note that the HWEL Board initially proposed a $375 million valuation of Starton based on a valuation provided to the Board from a previous proposed transaction involving Starton to which Healthwell was not a party. Please revise to discuss the financial analyses conducted by the HWEL Board resulting in the decision to propose this valuation for Starton. To the extent the HWEL Board's analysis was limited to reviewing the prior valuation and the list of comparable companies prepared by Jeffries, please revise to make that clear.

HWEL Management Financial Analysis, page 96

10. We note your response to prior comment 27 and reissue in part. Please further revise to clarify how the $375 million pro forma equity value for Starton was used in negotiating the transaction and implemented in the Business Combination Agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 129

11. We note your disclosures on page F-7 indicating that the company will proceed with a business combination only if net tangible assets are at least $5,000,001 either prior to or upon such consummation of a business combination. Given that your pro forma balance sheets do not appear to present a scenario where net tangible assets are at least $5,000,001, please tell us how you determined that your pro forma information depicts a probable outcome. Refer to Rules 11-01(a)(8) and 11-02(a)(10) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 131

12. Please provide a note that discloses how the weighted average common shares outstanding was determined for the both the minimum and maximum redemption scenarios.

Note 3 - Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 135

13. We note your response and revised disclosures to prior comment 31. Please address the following:

   • You disclose on page 3 that one-third of the Earnout Shares are issuable upon the volume weighted average price of the shares of Pubco Common Stock equaling or exceeding $12.00 per share. Explain how you determined this tranche of shares is not considered to be indexed to the issuer's own stock under ASC 815.
   • Revise your pro forma disclosures to provide a discussion of the expected accounting

> treatment for the earnout shares and disclose the significant assumptions used in determining the fair value of the earnout shares.
> - Revise your disclosures in note 3(b) to provide a sensitivity analysis that quantifies how changes in the assumptions related to the fair value of the earnout shares could impact your pro forma balance sheet and statements of operations.

Our Strategy, page 155

14. We note your statement that you intend to develop drug candidates for your continuous delivery platform and commercialize them "once we receive regulatory approval." Please revise this statement, and similar statements throughout the Business section, to remove the implication that you will receive regulatory approval, as such approvals are not entirely within your control.

Intellectual Property, page 167

15. Please disclose the potential expiration date, if granted, for each pending patent application described in this section.

Executive Compensation, page 193

16. Please revise your summary compensation table to provide compensation information for Starton's named executive officers for the last two completed fiscal years. Refer to Item 402 of Regulation S-K for guidance.

You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lijia Sanchez, Esq.